Exhibit 4.71

ADDENDUM No.1

to the Exclusive Right and Option agreement (the “Agreement”) dated November 21, 2025, between Evangelos J. Pistiolis (the “Seller”) and Top Ships Inc., a Marshall Islands corporation (the “Buyer” and together the “Parties”) relating to the grant by the Seller to the Buyer of the exclusive right and irrevocable option (the “Option”) to acquire one or more Properties, as described in Schedule A of the Agreement, from the Seller at a discount of 10% of the fair market value as determined pursuant to section 5 of the Agreement.

It is hereby agreed that with effect from the date of this Addendum No.1, the Agreement shall be read and construed subject to the amendments set out below:

Dated: 24 March 2026

Definitions Words and expressions used in the Agreement shall have the same meaning when used in this Addendum No.1, unless herein amended.

Agreed Amendments to the Agreement Clause 3.1 of the Agreement shall be partially modified and replaced by the following wording:

“The Option shall be exercisable by the Buyer at any time from the Effective Date and ending on the earlier of (a) May 31, 2026 or (b) the exercise by the Buyer of the Option with respect to any Property (the “Option period”). For the avoidance of doubt, the exercise of the Option shall only be permitted once and there shall be no further Option in respect of Properties for which the Option was not exercised.”

Miscellaneous Save as expressly amended by this Addendum No 1, all other terms and conditions of the Agreement remain unchanged and in full force and effect.

In the event of conflict between the terms of this Addendum No.1 and the Agreement, this Addendum No.1 shall prevail over the Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

BUYER:
By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos

Title:	Director

SELLER

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis